
Applied Minerals Inc.
Dragon Mine
Tintic Mining District, Utah
Figure No.1
Location Map
Dragon Mine
Juab County, Utah
S1/4 Section 30, T10S, R2W SLB&M
N1/4 Section 31, T10S, R2W SLB&M
Large Mine Permit 266.7 Acres
Large Mine Permit Area
Atlas Patented Mining Claims
Atlas Unpatented Mining Claims
0 2000 4000 6000
SCALE
U.S. Survey Foot
NAD83 Utah Central Zone
State Plane Grid Lines &
Coordinates in US Survey Feet
N
7,145,000N
7,135,000N
1,460,000E
1,470,000E
1,480,000E
Eureka
Mammoth
Silver City
Tintic Junction
Hannifin Ranch
Ruby Hollow
Dragon
Mammoth Peak
Sioux Pass
Silver Pass
Diamond Pass
Burriston Canyon
Eureka Ridge
Quartzite Ridge